210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces First Quarter 2011 Results

CALGARY, AB, May 12, 2011 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced its financial results and operational highlights for the quarter ended March 31, 2011.

“In order to maximize the future commercial potential for REOLYSIN®, we continue to expand and advance our clinical program through a combination of our own trials and sponsored initiatives that allow us to cost effectively expand the scope of our clinical work,” said Dr. Brad Thompson, President and CEO of Oncolytics. “In the quarter we reported positive results from multiple trials and our strengthened balance sheet will enable us to expand the number of randomized studies we are running in 2011.”

Selected Highlights

Since January 1, 2011 the Company has announced:

Clinical Trial Results
•
Preliminary results from a U.S. Phase 2 clinical trial (REO 017) using intravenous administration of REOLYSIN in combination with gemcitabine (Gemzar®) in patients with advanced pancreatic cancer. Seventeen evaluable patients with pancreatic cancer were expected to be treated in the first stage and if three or more patients received clinical benefit, the study would then proceed to the next stage. This endpoint was met after six evaluable patients were enrolled;

•
Completion of enrollment and interim data from a U.K. translational clinical trial (REO 013) investigating intravenous administration of REOLYSIN in patients with metastatic colorectal cancer prior to surgical resection of liver metastases. On initial histological analysis of the 10 treated patients, there was evidence of selective delivery of virus to tumour versus normal liver and viral replication in the majority (seven) of patients;

Ongoing Clinical Program
•
The opening of enrollment in a U.S. Phase 1 study of REOLYSIN in combination with FOLFIRI (Folinic Acid (leucovorin) + Fluorouracil (5-FU) + Irinotecan) in patients with oxaliplatin refractory/intolerant Kras mutant colorectal cancer (REO 022);

•
Start of enrollment in a 2-Arm randomized Phase 2 study of carboplatin, paclitaxel plus REOLYSIN versus carboplatin and paclitaxel alone in the first line treatment of patients with recurrent or metastatic pancreatic cancer sponsored by the NCI;

•
Completion of enrollment in a U.S. Phase 2 clinical trial using intravenous administration of REOLYSIN in combination with paclitaxel and carboplatin in patients with advanced head and neck cancers (REO 015);

Financial
•
Pursuant to the acceleration of the expiry date of those warrants issued on November 23, 2009, the Company received proceeds of approximately US$6.8 million resulting from the exercise of 1,943,000 warrants; and

•	The exercise of 1,322,750 warrants, issued in connection with the financing that closed on November 8, 2010, providing the Company with proceeds of approximately $8.2 million.

ONCOLYTICS BIOTECH INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

As at,	March 31, 2011 $	December 31, 2010 $	January 1, 2010 $
Assets
Current assets
Cash and cash equivalents	49,912,873	39,296,682	32,448,939
Short-term investments	3,609,246	3,609,246	1,679,937
Accounts receivable	72,653	284,988	64,787
Prepaid expenses	389,839	278,934	507,408
Total current assets	53,984,611	43,469,850	34,701,071

Non-current assets
Property and equipment	224,912	226,911	208,320
Long term investments	—	—	684,000
Total non-current assets	224,912	226,911	892,320

Asset held for sale	735,681	735,681	—
Total assets	54,945,204	44,432,442	35,593,391

Liabilities And Shareholders’ Equity

Current Liabilities
Accounts payable and accrued liabilities	2,339,270	2,500,682	4,226,933
Warrant liability	5,536,800	1,023,051
Total current liabilities	2,339,270	8,037,482	5,249,984

Shareholders’ equity
Share capital Authorized: unlimited Issued: March 31, 2011 – 71,207,318 December 31, 2010 – 67,958,302 January 1, 2010 – 61,549,969	177,147,062	155,439,610	131,908,274
Warrants	2,653,627	4,108,652	2,437,460
Contributed surplus	19,366,032	19,399,489	13,734,743
Accumulated other comprehensive loss	(193,540)	(156,660)	—
Deficit	(146,367,247)	(142,396,131)	(117,737,070)
Total shareholders’ equity	52,605,934	36,394,960	30,343,407
Total Liabilities And Equity	54,945,204	44,432,442	35,593,391

ONCOLYTICS BIOTECH INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(unaudited)

For the three month period ending March 31,	$2011	$2010

Expenses
Research and development	2,971,611	3,041,814
Operating	1,127,011	964,309
	4,098,622	4,006,123
Loss before the following	(4,098,622)	(4,006,123)

Change in fair value of warrant liability	36,000	(541,489)
Interest	91,506	9,819
Loss before income taxes	(3,971,116)	(4,537,793)

Income taxes	—	—
Net loss	(3,971,116)	(4,537,793)
Other comprehensive loss – translation adjustment	(36,880)	(144,907)
Net comprehensive loss	(4,007,996)	(4,682,700)
Basic and diluted loss per share	(0.06)	(0.07)
Weighted average number of shares (basic and diluted)	69,956,058	61,549,969

ONCOLYTICS BIOTECH INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited)

	For the three month period ending, March 31, 2010
	Share capital		Contributed Surplus		Warrants		Accumulated Other Comprehensive Income		Deficit		Total Equity
	$		$		$		$		$		$
As at January 1, 2010		131,908,274		13,734,743		2,437,460		—		(117,737,070)		30,343,407

Net loss and comprehensive loss for the period		—		—		—		(144,907)		(4,537,793)		(4,682,700)
Expired warrants		—		2,438,000		(2,438,000)		—		—		—
Stock based compensation		—		1,029		—		—		—		1,029
Other		—		—		540		—		—		540
As at March 31, 2010		131,908,274		16,173,772		—		(144,907)		(122,274,863)		25,662,276

	For the three month period ending, March 31, 2011
	Share capital		Contributed Surplus		Warrants		Accumulated Other Comprehensive Income		Deficit		Total Equity
	$		$		$		$		$		$
As at December 31, 2010		155,439,610		19,399,489		4,108,652		(156,660)		(142,396,131)		36,394,960

Net loss and comprehensive loss		—		—		—		(36,880)		(3,971,116)		(4,007,996)
Exercise of warrants		21,487,080		—		(1,455,025)		—		—		20,032,055
Exercise of stock options		220,372		(36,330)		—		—		—		184,042
Stock based compensation		—		2,873		—		—		—		2,873
As at March 31, 2011		177,147,062		19,366,032		2,653,627		(193,540)		(146,367,247)		52,605,934

ONCOLYTICS BIOTECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

For the three month period ending March 31,	$2011	$2010
Cash Flows
Operating Activities
Net loss for the period	(3,971,116)	(4,537,793)
Amortization - property and equipment	17,275	14,885
Stock based compensation	2,873	1,029
Change in fair value of warrant liability	(36,000)	541,489
Unrealized foreign exchange loss	191,149	218,988
Net change in non-cash working capital	(59,982)	(1,176,681)
Cash used in operating activities	(3,855,801)	(4,938,083)

Investing Activities
Acquisition of property and equipment	(15,276)	(3,647)
Cash used in investing activities	(15,276)	(3,647)

Financing Activities
Proceeds from exercise of stock options and warrants	14,715,297	—
Cash provided by financing activities	14,715,297	—

Increase (decrease) in cash	10,844,220	(4,941,730)
Cash and cash equivalents, beginning of period	39,296,682	32,448,939
Impact of foreign exchange on cash and cash equivalents	(228,029)	(363,895)
Cash and cash equivalents, end of period	49,912,873	27,143,314

To view the Company’s First Quarter 2011 Consolidated Financial Statements, related Notes to Consolidated Financial Statements, and Management’s Discussion and Analysis, please see the Company’s quarterly filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase 3 trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2011 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment.  Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Investors are cautioned against placing undue reliance on forward-looking statements.  The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 – 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com